Filed Pursuant to Rule 433

Registration Statement No. 333-262557

THE TORONTO-DOMINION BANK

US$100,000,000 FLOATING RATE SENIOR MEDIUM-TERM NOTES, SERIES C, DUE 2028

FINAL TERM SHEET

DATED JANUARY 12, 2023

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the preliminary pricing supplement dated January 3, 2023 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the prospectus supplement dated March 4, 2022 and the caption “Description of the Debt Securities” in the prospectus dated March 4, 2022.

Issuer:	The Toronto-Dominion Bank

Issue:	Floating Rate Senior Medium-Term Notes, Series C, due 2028 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: A1 (outlook: stable) / Standard & Poor’s: A (outlook: stable) / Fitch Ratings, Inc.: AA- (outlook: stable)

Principal Amount:	US$100,000,000

Issue Price:	100.000% plus accrued interest, if any, from January 19, 2023

Trade Date:	January 12, 2023

Settlement Date (T+4)[2]:	January 19, 2023

Maturity Date:	January 19, 2028

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Interest Rate:	The interest rate on the Notes for each period will be equal to Compounded SOFR (as defined herein) plus the Margin.

Compounded SOFR:	A compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described under “Terms of the Notes —Interest — Compounded SOFR” in the preliminary pricing supplement.

Margin:	+140 basis points

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to two business days before settlement will be required, by virtue of the fact that the Notes initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

Commissions:	0.350%

Day Count Convention:	Actual/360

Interest Periods:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, January 19, 2023) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).

Interest Payment Dates:	Quarterly, on January 19, April 19, July 19, and October 19 of each year, beginning on April 19, 2023 and ending on the Maturity Date.

Interest Payment Determination Date:	The date two U.S. Government Securities Business Days before each Interest Payment Date.

Observation Period:	In respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.

Business Day Convention:	Modified following; adjusted

Business Day:	Any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York or Toronto and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Canadian Bail-in Provisions:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bail-inable Debt Securities” in the prospectus.

Calculation Agent:	The Bank of New York Mellon

Optional Redemption by Holders of Notes:	Not applicable

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes in whole, but not in part, at any time before maturity, after giving not less than 10 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date. See “Terms of the Notes — Redemption for Tax Reasons” in the pricing supplement.

Listing:	The Notes will not be listed on any securities exchange.

Sole Bookrunner:	TD Securities (USA) LLC

CUSIP / ISIN:	89115A2N1 / US89115A2N10

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Sole Bookrunner will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846.